MOL Plc. [redacted]
Finance

08004877

RECEIVED

2008 SEP 12 A 9:54

29th August, 2008

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
SEP 16 2008
THOMSON REUTERS

Enclosure

► **MOL Plc.**

RECEIVED
2008 SEP 12 A 9:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INVESTOR NEWS

1 September 2008

MOL's offer of HRK 2,800 for INA shares has been approved

MOL Plc. hereby announces that on 1 September 2008, HANFA (Croatian Financial Services Supervision Agency) approved the voluntary public offer of MOL for the shares of INA-Industrija Nafte d. d. MOL undertakes to purchase all shares that are not owned by MOL or the Republic of Croatia, who acts in concert with MOL. MOL offers a price of HRK 2,800 per share, the duration of the offer is 28 days from its official publication. The offer price represents a HRK 1,110 per share premium compared to the IPO price of INA (1,690 HRK) and a HRK 226.66 per share premium to the three month average share price (2,573.34 HRK) prior to MOL's notification about its intention to make an offer.

The voluntary public offer shall be published by MOL in line with the applicable Croatian take-over law, the duration of the offer shall start from its official publication (Official Gazette). The offer procedure shall be administered by the Central Depositary Agency.

This announcement is not an offer, the approved text of the offer (including MOL's strategic intentions with respect to INA) to be published in line with the applicable Croatian law shall be considered exclusively as MOL's voluntary public offer.

Background: Strategic intentions of MOL

The core strategic aim of MOL is to maximize and capture opportunities of regional growth and provide superior shareholder return. Benefiting from its track record in conducting transactions and managing integration processes in a value creating way, MOL continues to focus on international development and performance improvements, while keeping potential risks at acceptable levels. The increase of MOL's shareholding in INA, its strategic partner, is a core element of this regional growth strategy of MOL. MOL's strategic plan regarding the INA is to improve its business performance and market position in Croatia, South Eastern Europe and in the Adriatic region via supporting focused investments of INA into its own asset base, improvement of its commercial capabilities and enhanced customer orientation as follows:

► In the exploration and production businesses MOL supports the utilization of INA's accumulated professional expertise in domestic and international exploration and production projects in order to optimize the oil and gas production potentials of INA.

► In the gas business MOL is targeting to increase the supply security of the Republic of Croatia via supporting the necessary, value creating investments.

► MOL's core strategic objective is to operate state-of-the-art, modern, and efficient refineries, therefore, in oil refining MOL will continue to support in the ongoing upgrading projects at both Sisak and Rijeka refineries in order to create a competitive asset base for production of refined products in line with all applicable EU quality standards.

► In retail, MOL intends to assist in the development of INA's retail network focusing on efficiency improvement and modernization via the implementation of modern technologies and customer oriented services.

► In corporate matters MOL intends to further improve the operation towards a transparent, efficient and stakeholder-oriented company in line with the industrial and European best practices.

MOL believes that the employees currently working for INA vastly contributed to the results achieved by INA so far. Therefore, INA should continue to rely on their expertise in the future and ensure their professional development to enable the efficient operation and long-term success. MOL has the intention to develop the employment policy of INA in line with the above mentioned strategic goals. MOL has preference towards local sourcing of employees to all functions and levels of the organization.

Note for the Editors:

MOL Nyrt. is a leading independent, international and integrated oil and gas company in Central-Eastern Europe, headquartered in Budapest. MOL Group has a market capitalization of over USD 14.5 bn as of 30 June 2008, has operations in Europe, Middle East, Africa and the CIS member states and it employs over 15.000 people worldwide. MOL also owns 3 highly complex refineries in Hungary, Slovakia and Italy and according to Wood Mackenzie global survey MOL's refineries in Hungary and in Slovakia are the most efficient refineries in Europe. MOL operates over 1000 filling stations in Central and South Eastern Europe. At the end of 2007 MOL had 340.6 million boe P1+P2 hydrocarbon reserves (according to SPE guidelines) and 90.4 thousand boe/day hydrocarbon production. MOL Group also operates over 5,000 km high pressure natural gas pipeline network in Hungary and is involved in the petrochemical business as well.

INA d. d. is a European integrated oil and gas company with a leading role in Croatia and a significant role in the South East Europe and the Adriatic region, headquartered in Zagreb. INA has a market capitalization of over USD 5.5 bn as of 30 June 2008. Beyond having a key role in Croatia INA's exploration and production activities are underway in Angola, Egypt and Syria. At the end of 2007 INA had 375.1 million boe P1+P2 hydrocarbon reserves and 65.3 thousand boe/day hydrocarbon production during 2007. Crosco, a company in INA's full ownership, offers oil field services in Libya, United Arab Emirates, Qatar, Syria and other countries in Africa and the Middle East. INA owns Croatia's two refineries (in Rijeka and Sisak) with a total throughput capacity of 6.7 mtpa and operates a network of 435 filling stations in the country and other 49 in other South East European countries. The Republic of Croatia owns 44,84% of INA shares, while MOL, the strategic partner of INA owns 25%+1 share of the company.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ **MOL Plc.**

INVESTOR NEWS

29 August 2008

Change in treasury shares of MOL

MOL Plc. hereby informs the capital market participant, that the share lending agreements with OTP Bank Plc., and MFB Invest Ltd., have been modified by mutual consent. The lending of 1,770,000 pieces of MOL shares, (from 8,757,362 pieces) in case of OTP Bank Plc. and 3,540,000 pieces of MOL shares (from 4,513,271 pieces) in case of MFB Invest Ltd. have been terminated on 29 August 2008. On the bases of the above MOL owns 5,491,100 „A" series and 578 „C" series MOL ordinary shares in treasury on 29 August 2008.

The termination of share lending of "A" series MOL shares has occurred for the sake of execution of the 5% decrease of share capital decided by the Annual General Meeting held on 23 April 2008.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END